TERM SHEET
FOR CONVERTIBLE PROMISSORY NOTE FINANCING OF
CARIBBEAN WATER TECHNOLOGIES INC.
(SERIES SEED 1.0)

This term sheet is an expression of intent only, does not express the agreement of the parties, is not meant to be binding on the parties and is meant to be used as a negotiation aid by the parties. The parties do not intend to be bound until they enter into a definitive agreement regarding the subject matter of this term sheet.

Issuer: Caribbean Water Technologies Inc., a U.S. Virgin Islands corporation (the "*Company*").

Investors: Investors shall be identified by the Company (the "*Investors*", each an "*Investor*"). Amounts may be funded in multiple closings.

Promissory Notes: The Company shall issue promissory notes (the "*Notes*") in exchange for amounts invested by the Investors. The Notes will have the following principal provisions:

Maturity: Unless earlier repaid or converted, outstanding principal and unpaid accrued interest on the Notes shall be due and payable upon request of the Majority Holders made on or after March 24, 2023 (the "*Maturity Date*").

Interest: Simple interest shall accrue on an annual basis at the rate of 5% per annum.

Conversion at Qualified Financing: In the event the Company consummates, on or prior to the Maturity Date, an equity financing pursuant to which it sells shares of its equity securities ("*Equity Securities*"), with an aggregate sales price of not less than $500,000, excluding any and all indebtedness under the Notes that is converted into Equity Securities, and with the principal purpose of raising capital (a "*Qualified Financing*"), then all principal, together with all unpaid accrued interest under the Notes, shall automatically convert into shares of Equity Securities at the lesser of (i) 80% of the cash price per share paid by the other purchasers of Equity Securities in the Qualified Financing and (ii) the price obtained by dividing $3,000,000 by the number of outstanding shares of common stock of the Company as of the date of the Note (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Optional Conversion on Non-Qualified Financing: If the Company issues and sells equity securities to Investors on or before the Maturity date in a financing with total proceeds to the Company of less than $500,000 (excluding the conversion of this Note), then Holder may choose to convert the outstanding principal amount of the Note, together with any accrued by unpaid interest, into such equity securities issued in such Non-Qualified Financing at a conversion price equaly to eight percent (80%) of the price paid by the Investors purchasing the equity securities in such Non-Qualified Financing. The company will provide written notice of any Non-Qualified financing at minimum thirty (30) days prior the closing thereof, and Holder will provide prior written notice of its intent to convert under this Section 1(b) to the Company at minimum ten (10) days prior to such closing date. The sale and offering of such equity securities to Holder will be on the same terms and conditions as provided to the Investors in such Non-Qualified financing. In the occurrence of a conversion following Section 1(b), Holder will execute and be bound by, and receive the benefits of, the terms and conditions on any documents or agreements being entered into by the Investors in the Non-Qualified Financing.

Change of Control: If the Company is acquired prior to the Qualified Financing, then at each Investor's option, either (i) such Investor shall receive a cash repayment equal to the outstanding principal and unpaid accrued interest, or (ii) such Investor's Note shall be converted into shares of common stock at a conversion price equal to the quotient resulting from dividing $3,000,000 by the number of outstanding shares of common stock of the Company as of the date of such Investor's Note (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Pre-Payment: The principal and accrued interest may not be prepaid unless approved in writing by the Majority Holders.

Security: The Notes shall be unsecured obligations of the Company.

Expenses: The Company and Investors will each bear their own legal and other expenses with respect to the Notes financing and transactions completed herein.

In the event of any Event of Default hereunder, the Company shall bear all reasonable attorney's fees and court costs suffered by the Holder in their enforcing and collecting this Note.